1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date November 10, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) CONTINUING CONNECTED TRANSACTIONS

SUMMARY

The current waiver from strict compliance with the requirements of the Listing Rules for each of the Continuing Connected Transactions will expire on 31 December 2006. Under the Listing Rules, the Company is required to obtain independent Shareholders' approvals for the continuation of such Continuing Connected Transactions, including any New Continuing Connected Transaction. The Directors will convene a Special General Meeting to obtain the approval of independent Shareholders for, among other things, (1) the continuation and entering of each of the Proposed Continuing Connected Transactions for the three financial years ending 31 December 2009; (2) the entering into of the New Extension Agreements on the same terms and conditions of the relevant Connected Transaction Agreements; (3) the entering into of the New Continuing Connected Transaction according to the terms and conditions of the New Connected Transaction Agreement; and (4) the proposed annual caps for each of the Proposed Continuing Connected Transactions.

For the purpose of the Special General Meeting, the Board will appoint (1) an independent board committee to consider and advise the independent Shareholders on the terms of the Proposed Continuing Connected Transactions and (2) an independent financial adviser to advise the independent board committee. A circular containing, among other things, details of the Proposed Continuing Connected Transactions, the recommendation of the independent board committee and the advice of the independent financial adviser to the independent board committee will be despatched to the Shareholders as soon as possible.

Chinalco, China Cinda Asset Management Corporation, Guizhou Provincial Materials Developments and Investment Corporation and Guangxi Development and Investment Co. Ltd. and their respective associates will abstain from voting at the Special General Meeting.

1.	BACKGROUND

1.1	The current waiver

At a special general meeting of the Company held on 29 December 2003, shareholders of the Company (the "Shareholders") approved the continuation of the Continuing Connected Transactions and the application for renewal of the waiver from strict compliance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Ltd. (the "Listing Rules") in respect of the Company's Continuing Connected Transactions. In accordance with the terms of approval by the Shareholders, the waiver from strict compliance with the Listing Rules in respect of the Continuing Connected Transactions will expire on 31 December 2006.

1.2	Terms and Conditions of the Continuing Connected Transactions

In accordance with the current waiver, the existing continuing connected transactions (the "Continuing Connected Transactions") are governed by the following agreements (the "Connected Transaction Agreements"), the major terms and conditions of which have been summarized in pages 104 to 119 of the Company's Hong Kong prospectus dated 30 November 2001 (the "Prospectus") and in the Company's circular to its Shareholders dated 26 November 2003 in relation to renewal of the continuing connected transaction waiver in 2003 (the "2003 CT Circular"):

			Original	Date of first
Description of	Connected		commencement	extension agreements
Transaction	Persons	Agreements	and expiry date	and extended expiry date

Expenditure:

Social welfare and	Chinalco(1)	Comprehensive	1 July 2001, and for	1 July 2004, and for
logistics services		Social and	a term of three years,	a term of three years,
		Logistics	expiring on	expiring on
* Provision of social		Agreement	30 June 2004	30 June 2007
welfare and logistics
services by Chinalco
to the Company

* The services are provided
according to state-prescribed
prices (if any), if none,
then state-guidance prices
(if any). If neither,
then market price, and
contractual price if none
of the above apply.

Provision of production	Chinalco(1)	Mutual Supply	1 July 2001, and for	1 July 2004, and for
supplies and		Agreement	a term of three years,	a term of three years,
ancillary services			expiring on	expiring on
			30 June 2004	30 June 2007
* Provision of product
supplies and ancillary
services by Chinalco
to the Company

*The supplies and services
are provided according
to state-prescribed prices
(if any), if none, then
state-guidance prices
(if any). If neither, then
market price, and
contractual price if none
of the above apply

Mineral supply	Chinalco(1)	Mineral Supply	1 July 2001, and for	1 July 2004, and for
		Agreement	a term of three years,	a term of three years,
* Supply of bauxite and			expiring on	expiring on
limestone by Chinalco			30 June 2004	30 June 2007
to the Company

* To be provided at mineral
production costs confirmed
by both parties after arm's
length negotiations, plus 5%
of such reasonable costs

Engineering, construction	Chinalco(1)	Metallurgical	1 July 2001, and for	1 July 2004, and for
and supervisory services		Services	a term of three years,	a term of three years,
		Agreement	expiring on	expiring on
* Provision of engineering			30 June 2004	30 June 2007
design and other
services by Chinalco
to the Company

* Services are provided
according to state-guidance
price, and if none,
market price

Land use rights leasing	Chinalco(1)	Land Use	1 July 2001, and for	NA
		Rights Leasing	a term of 50 years,
* Leasing of land		Agreement	expiring on
from Chinalco			30 June 2051

* Rent is reviewed every
three years and shall
not be higher than
prevailing market rent
as determined by
an independent valuer

Building leasing	Chinalco(1)	Building Leasing	1 July 2001 for	NA
		Agreement	a term of 20 years,
* Leasing of Buildings			expiring on
from Chinalco			30 June 2020

* Rent is reviewed bi-annually
and shall not be higher than
prevailing market rent as
determined by
an independent valuer

Factory and asset leasing	Chinalco(1)	Factory and	1 April 2004 for	NA
(Shanxi Carbon Factory)		Asset Leasing	a term of 10 years,
		Agreement	expiring on
* Leasing of factory and			31 March 2014
assets of Shanxi Carbon
Factory from Chinalco

* Rent is determined in
accordance with local
market rent for similar
property and shall be
determined after arm's
length negotiations by
both parties

Head office rental paid	Chinalco(1)	Tenancy	15 October 2005, for	NA
to Chinalco		Agreement	a term of three years
expiring on
* Renting office space from			15 October 2008
Chinalco for the purposes
of head office usage

* Rent is reviewed every
three years and shall
not be higher than
prevailing market rent
as determined by
an independent valuer

Aluminum ingots sales agency	Guizhou	Aluminum Ingots	1 September 2001, and for	NA
	Development(3)	Agency Agreement	a term of 10 years,
* Sale of aluminum			expiring on 30 June 2011
ingots and alumina by
Guizhou Development
as agent for the Company

* Commission rate as determined
under the agreement, and
calculated by reference to
each tonne of aluminum
ingots sold

Revenue:

Provision of production supplies	Chinalco(1)	Mutual Supply	1 July 2001, and for a term	1 July 2004, and for
and ancillary services		Agreement	of three years, expiring	a term of three years,
			on 30 June 2004	expiring on
* Provision of product supplies				30 June 2007
and ancillary services
by Company to Chinalco

* The supplies and services
are provided according to
state-prescribed prices
(if any), if none, then
state-guidance prices (if any).
If neither, then market price,
and contractual price if
none of the above apply

Engineering Design and	Chinalco(1)	Metallurgical	1 July 2001, and for	1 July 2004, and for a term
Other Services		Services	a term of three years,	of three years, expiring on
		Agreement	expiring on 30 June 2004	30 June 2007
* Provision of engineering
design and other services
by the Company to Chinalco

* Services are provided according
to state-guidance price,
and if none, market price

Building leasing	Chinalco(1)	Building Leasing	1 July 2001, and for a term	1 July 2004, and for a term
		Agreement	of 20 years, expiring on	of three years, expiring on
* Building Rental paid			30 June 2021	30 June 2007
by Chinalco

* Rent is reviewed bi-annually
and shall not be higher than
prevailing market rent as
determined by
an independent valuer

Aluminum ingots and	Guangxi	Aluminum Ingots	1 July 2001, and for a term	1 January 2005, and for a term
alumina supply	Nonferrous	and Aluminum	of three years, expiring	of three years, expiring on
	Metals(2)	Supply Agreement	on 30 June 2004	31 December 2007
* Supply of aluminum ingots
and alumina to Guangxi
Nonferrous Metals

* Pricing is according to
market price, which means
the price at which the same
product is provided by
an independent third party

Supply of primary aluminum	Xinan	Primary Aluminum	1 July 2001, and for	1 July 2004, and for
	Aluminum(4)	Supply Agreement	a term of three years,	a term of three years,
* Supply of primary aluminum			expiring on 30 June 2004	expiring on
to Xinan Aluminum				30 June 2007

* Pricing is according to
market price, which means
the price at which the
same product is provided
by an independent third party

Notes:

(1)	Aluminum Corporation of China ("Chinalco") is a controlling shareholder of the Company.

(2)

Guangxi Investment Nonferrous Metal Company Limited (Chinese Character) (formerly known as Guangxi Aluminum Development and Investment Stock Co., Ltd. (Chinese Character) ("Guangxi Nonferrous Metals") is a limited liability company established in the PRC and an associate of Guangxi Investment Group Co., Ltd. (Chinese Character) ("Guangxi Investments"), which is a promoter and connected person of the Company. Guangxi Nonferrous Metals was previously defined as "Guangxi Associate" in the Company's Prospectus and annual and interim reports.

(3)

Guizhou Provincial Materials Development and Investment Corporation (Chinese Character) ("Guizhou Development") is a state-owned enterprise in the PRC and a promoter and connected person of the Company.

(4)

Xinan Aluminum (Group) Company Limited (Chinese Character) ("Xinan Aluminum") is a limited liability company in the PRC and an associate of China Cinda Asset Management Corporation (Chinese Character), which is a substantial shareholder and connected person of the Company.

Since the terms of the Land Use Rights Leasing Agreement, the Building Leasing Agreement, the Factory and Asset Leasing Agreement and the Aluminum Ingots Agency Agreement exceed three years, the independent financial adviser will opine on why the longer periods for the respective agreements are needed and will confirm that it is normal business practice for these types of agreements to be of such duration in accordance with the requirement under Rule 14A.35 of the Listing Rules.

The Company will seek independent Shareholder's approval at the special general meeting (the "Special General Meeting") to enter into new extension agreements (the "New Extension Agreements"), on the same terms and conditions, regarding (i) the Connected Transaction Agreements which are due to expire on 30 June 2007 and (ii) the Aluminum Ingots and Aluminum Supply Agreement which is due to expire on 31 December 2007 so that the term of the Continuing Connected Transactions is for three years from 1 January 2007 until 31 December 2009 in order that the term of the Connected Transaction Agreements will be aligned with the duration of the Shareholders' approval for such Continuing Connected Transactions.

The Continuing Connected Transactions together with the new continuing connected transaction set out in paragraph 2.3 below (the "New Continuing Connected Transaction"), are collectively referred to herein as the "Proposed Continuing Connected Transactions".

1.3	The amounts of Continuing Connected Transactions for the years 2004, 2005 and the estimated amounts for 2006

Set out below are the amounts of each category of Continuing Connected Transactions for the two previous financial years ended 31 December 2004 and 2005, the nine months ended 30 September 2006 and the estimated amounts for the year ending 31 December 2006 and the comparison with their annual limits as agreed by the waiver obtained in 2003.

			Nine months
	Ended	Ended	ended	Ending
	31 December	31 December	30 September	31 December
	2004	2005	2006	2006	Annual limits

				Estimated
				amounts in
	Amounts in	Amounts in		RMB millions
	RMB millions	RMB millions		(% represents
	(% represents	(% represents		transaction
	transaction	transaction		amount
	amount to the	amount to the	Amounts in	to the total	(% to turnover
Transactions	total turnover)	total turnover)	RMB millions	turnover) (Note 1)	or transaction)

Expenditure:
Social welfare and	927.73	951.25	972.58	1,451.31	4%
logistics services	(2.9%)	(2.56%)		(2.64%)

Provision of	509.43	463.55	374.09	682.39	5%
production	(1.6%)	(1.25%)		(1.25%)
supplies and
ancillary services

Mineral supply	124.57	237.28	185.40	245.72	1.5%
	(0.4%)	(0.64%)		(0.45%)

Engineering,	945.68	2,176.04	875.88	2,402.81	6.7%
construction	(2.93%)	(5.86%)		(4.38%)
and supervisory
services

Land use rights	226.47	239.06	174.91	283.26(Note 2)	250.0(Note 2)
leasing from
Chinalco

Buildings leasing	9.34	9.34	7.06	9.34	12.0
from Chinalco(Note 3)

Factory and	4.34	5.78	8.25	11.0	11.0
asset leasing
(Shanxi Carbon
Factory)

Head office	N.A.	N.A.	25.22	62.0	62.0(Note 4)
rental paid
to Chinalco(Note 3)

Aluminum ingots	0		1.34	1.34	2.0
sales agency

Revenue:
Provision of production	1,055.37	2,104.29	2,961.15	4,304.49	12.0%
supplies and ancillary	(3.3%)	(5.67%)		(7.85%)
services by the
Company to Chinalco

Engineering design and	0	1.0	0.12	1.0	3.5
other services by the
Company to Chinalco

Building leasing	1	1	0.4	0.5	5
by Chinalco(Note 5)

Aluminum Ingots and	0	86.0	121.58	180.0(Note 6)	126.0
Alumina Supply

Supply of primary	697.76	1,280.10	723.82	1,743.51	7.8%
aluminum	(2.20%)	(3.45%)		(3.18%)

Notes:

1.

The estimated amounts for the year ending 31 December 2006 are based on the historical amounts for the nine months ended 30 September 2006, and may appear to be significantly higher than the figures for the nine months ended 30 September 2006 due to the fact that clearings for many large transactions occur at the end of the year.

2.

At the time of the 2003 waiver renewal, the annual cap of the land use right rental was capped at RMB200 million per annum. By an announcement dated 20 January 2005, the Company announced and revised the annual cap to RMB250 million for the three years ending 31 December 2006. The revision was due to adjustments by the local tax authorities of the basic land rates and land use tax effective from 2004 onwards and the agreement by the Company to pay the increased land use tax. It is estimated that the final amount for the year ending 31 December 2006 may exceed the annual limit, and may as a result, constitute a breach of the Listing Rules, the Company will make a separate announcement containing further details in compliance with the Listing Rules.

3.

The Company proposes to aggregate the Continuing Connected Transaction of Buildings leasing from Chinalco with the Head office rental paid to Chinalco to form one single category of Continuing Connected Transaction.

4.

On 30 March 2005, the Company announced that it entered into a tenancy agreement with China Aluminum Development Company Limited, a wholly-owned subsidiary of Chinalco, for the leasing of 12th to 16th floors and 18th to 31st floors (a total of 19 floors) of No. 62 Xizhimen Bei Street, Hai Dian District, Beijing, the PRC. The tenancy is for a term of three years from 15 October 2005 to 15 October 2008 at an annual rent of RMB61,648,696 per year together with property management fee of RMB1.0 per day per square meter. By an announcement dated 7 September 2006, the Company announced that due to the recent increase in rental of office premises in Beijing, the Company, at the request of China Aluminum Development, has agreed to make prepayment of the annual rent and property management fees of the leased premises for the remaining two years of the tenancy. The prepayment amounted to RMB145,314,782.

5.

Under the Buildings Leasing Agreement dated 5 November 2001, Chinalco leases from the Company 59 buildings with an aggregate gross area of 62,819 square meters. As the amount of rent paid to Chinalco was not more than RMB1 million during the past three years, the transaction was de minimis and not subject to the disclosure requirements under the Listing Rules. The Directors therefore do not propose to put this transaction for Shareholders' approval in the upcoming Special General Meeting.

6.

Due to an increase of the Company's supply of aluminum ingots and alumina to Guangxi Nonferrous Metal, the total amounts for the year ending 31 December 2006 may exceed the annual limit, and may as a result, constitute a breach of the Listing Rules. The Company will make a separate announcement containing further details to comply with the Listing Rules.

2.	THE PROPOSED CONTINUING CONNECTED TRANSACTIONS

2.1	Proposed annual limits for the Proposed Continuing Connected Transactions for the three financial years of 2007, 2008 and 2009

The directors of the Company (the "Directors") consider that it is in the interest of the Company to continue the Continuing Connected Transactions upon the same terms and conditions as in the relevant Connected Transaction Agreements and in respect of the New Continuing Connected Transaction, upon the terms and conditions of the proposed New Connected Transaction Agreement. The Directors have estimated the annual limits of the Proposed Continuing Connected Transactions for the coming three financial years ending 31 December 2009 based on the following:

(1)

The Proposed Continuing Connected Transactions will continue to be entered into between the Company and the relevant connected persons upon the terms and conditions set out in the relevant Connected Transaction Agreement and the New Connected Transactions Agreement governing the relevant Proposed Continuing Connected Transaction;

(2)	Such Proposed Continuing Connected Transactions will continue to be entered into in the ordinary course of business of the Company and upon normal commercial terms;

(3)

The estimates of the annual caps for the Continuing Connected Transactions are based on the Continuing Connected Transactions for the two financial years ended 31 December 2005 and the estimated amounts of the Continuing Connected Transactions ending 31 December 2006;

(4)	The estimates of the annual caps for the New Continuing Connected Transaction are based on the estimated amounts payable under the New Connected Transaction Agreement; and

(5)	There will not be any adverse changes to the state of the PRC economy and the level of demand for the alumina and aluminum products of the Company.

The projected annual limits for the Proposed Continuing Connected Transactions for the three financial years ending 31 December 2009 are based on the historical amounts for the two financial years ended 31 December 2004 and 2005, the nine months ended 30 September 2006 and the estimated amounts for the year ending 31 December 2006, together with the Company's projected forecast and are stated as follows:

	Proposed Annual Limits
Transactions	(amount in RMB millions)

Expenditure:	2007	2008	2009

Social welfare and logistics services	1,740	2,003	2,320
Provision of production supplies
and ancillary services	1,000	1,500	2,000
Mineral supply	445	643	890
Engineering, construction and
supervisory services	3,970	3,970	3,970
Land use rights leasing from Chinalco	400	400	400
Building Leasing from Chinalco	100	100	100
Factory and asset leasing
(Shanxi Carbon Factory)	11	11	11
Aluminum ingots sales agency	2	2	2
Contracting services	800	800	800
* Provision of contracted
management services
for electricity generators
by Shanxi Zhangze

Revenue:
Provision of production supplies and
ancillary services by the Company
to Chinalco	5,000	5,920	7,100
Engineering design and other services
by the Company to Chinalco	4	4	4
Aluminum ingots and alumina supply	450	450	450
Supply of primary aluminum	2,300	3,300	4,630

2.2	Changes to the Annual Limits for the Continuing Connected Transactions

The following are the reasons for the changes to the annual limits of the Continuing Connected Transactions:

(1)	Social welfare and logistics services

The proposed increase in the annual limit is mainly due to the following three reasons: (a) the logistics services equipment is expected to be refurnished in 2007 due to the aging of the equipment over the years, and therefore, this will result in increased expenses; (b) since many of the Company's facilities have expanded their production capabilities, there will be an increase in the use of the logistic services provided by Chinalco; and (c) it is expected that Chinalco's costs for providing the services will increase over the previous years and therefore, it will mean increased charges to the Company.

(2)	Provision of production supplies and ancillary services

As the domestic supply of coal, electricity, fuel and logistics services in 2005 and 2006 was tense, it is expected that the situation will remain tense in 2007 and the near future, thereby causing the relevant costs of the supplies and services to continue to increase. The proposed increase in annual limit is due to an expected increase of costs and charges for Chinalco to provide cement, coal, transportation and other related products and services to the Company. The increases of charges are expected to continue to increase in line with the continued growth of the market prices and the PRC economic growth and development. Further, as the Company's production capabilities continue to expand there will be an increased use of the products and services provided by Chinalco.

In addition, following the completion of several of the Company's newly built alumina facilities, the transformation of certain of the Company's alumina productions, and the completion of several domestic mergers and acquisitions by the Company, the Company's production capacity of smelting aluminum and alumina is expected to experience significant increases, and the need for the production supplies and ancillary services provided by Chinalco will accordingly significantly increase.

(3)	Mineral Supply

As two of the Company's alumina production facilities will commence production in 2007, it is expected to increase the need for bauxite and limestone in its production, therefore, the annual limit is proposed to increase accordingly. It is also expected that the costs of these minerals together with the volume that the Company expects to purchase will continue to increase in the coming three financial years ending 31 December 2009.

(4)	Engineering, construction and supervisory services

As the Company continues to increase capital expenditure projects, it is expected that new alumina facilities will be built and aluminum smelting facilities will be transformed, as such, it is expected that the Company will continue to engage the engineering contracting services (including engineering design, works, supervisions, equipment purchasing and safety inspections and other one-stop services provided) provided by Chinalco for these purposes, and therefore, the annual caps are proposed to be increased accordingly to accommodate the increased use of the services provided by Chinalco.

(5)	Land use rights leasing

The proposed increase in annual limit is mainly due to the increase in market rent and land use taxes during the past three years and in anticipation of the future increases in the next three years in line with the PRC economic growth and development.

The Land Use Rights Leasing Agreement initially provides that the annual rent payable to Chinalco should be RMB200 million (inclusive of then applicable land use tax and other taxes payable) and should be paid quarterly in arrears. The Land Use Rights Leasing Agreement further provides that the annual rent payable should be reviewed every three years at a rent not higher than the prevailing market rent as determined by an independent valuer. The Land Use Agreement also provides that if there is a major adjustment to the land taxes payable in respect of the land use rights leased, adjustment to the rent may be made after negotiation and agreement by Chinalco and the Company and confirmed by an independent valuer.

By an announcement dated 20 January 2005, the Company announced and revised the annual cap to RMB250 million for the three years ending 31 December 2006. The revision was due to the adjustments by the local tax authorities of the basic land rates and land use taxes effective from 2004 onwards of the land use rights rented by Chinalco to the Company and the agreement by the Company to pay the increased land rates and land use taxes on behalf of Chinalco.

Chinalco has recently requested the Company to bear the increase in land rates and land use taxes of the land use rights rented to the Company's Zhongzhou branch and Shanxi branch and the Directors, having considered that Chinalco has not requested for any rental increase during the last three years despite the general trend of rental increase in the PRC, have agreed to pay such increased rates and land use taxes. The Directors consider that the relevant PRC authorities will continue to increase the land rates and land use taxes in the next three years due to the continued and steady growth of the PRC economy and in order to ensure that Chinalco will receive the same amount of rental payment before the increase in land rates and land use taxes, the Directors propose an annual cap of RMB400 million as the annual limit for this Continuing Connected Transaction for the coming three financial years ending 31 December 2009.

(6)	Building leasing

The proposed increase is due to the inclusion of the office premises rental and property management fees payable by the Company to China Aluminum Development in respect of the Company's head office in Beijing.

Pursuant to the Buildings Leasing Agreement dated 5 November 2001, Chinalco leases to us 100 buildings with an aggregate floor area of 273,637 square meters (i.e. referred to as the Building leasing from Chinalco in 1.3 above). The agreement provides for rental revision once every two years. The Directors consider that due to the steady growth of the PRC economy, the amount of rental payable by the Company to Chinalco will increase in the next three years.

On 30 March 2005, the Company announced that it entered into a tenancy agreement (i.e. referred to as the Head office rental paid to Chinalco in 1.3 above) with China Aluminum Development, a wholly-owned subsidiary of Chinalco, for the leasing of 12th to 16th floors and 18th to 31st floors (a total of 19 floors) of No. 62 Xizhimen Bei Street, Hai Dian District, Beijing, the PRC. The tenancy is for a term of three years from 15 October 2005 to 15 October 2008 at any annual rent of RMB61,648,696 per year together with property management fee of RMB1.0 per day per square meter or approximately RMB11 million per year. By an announcement dated 7 September 2006, the Company announced that due to the recent increase in rental of office premises in Beijing, the Company at the request of China Aluminum Development has agreed to make prepayment of the annual rent and property management fees of the leased premises for the remaining two years of the tenancy. The prepayment amounted to RMB145,314,782.

The Company proposes to aggregate (1) the Building leasing from Chinalco and (2) the Head office rental paid to Chinalco to form one category of Continuing Connected Transaction.

Considering the rapid and steady economic growth in the PRC during the past three years and the general trend of rental increase during the same years, the Directors propose an annual cap RMB100 million for the three years ending 31 December 2009. As RMB74 million per year in respect of the head office rental and property management fees for the next two years had been repaid to Chinalco, the effective annual cap will be RMB16 million for each of the three years ending 31 December 2009.

(7)	Factory and asset leasing (Shanxi Carbon Factory)

There is no proposed increase for the annual cap.

(8)	Aluminum ingots sales agency

There is no proposed increase for the annual cap.

(9)	Contracting services

For details of the New Continuing Connected Transaction, please refer to paragraph 2.3 below.

(10)	Provision of production supplies and ancillary services by the Company to Chinalco

As the subsidiaries of Chinalco has continued to increase, including companies such as (Chinese Character) (China Aluminum Ruimin Aluminum Strap Co., Ltd.) and (Chinese Character) (Lanzhou Liancheng Aluminum Co., Ltd.), the need for these subsidiaries to purchase the Company's products have also increased accordingly. For example, production capacities have increased as a result of the completion of the transformation of the Baotou Aluminum Smelters facilities, and hence, larger quantities of alumina are being purchased from the Company. It is expected that Chinalco will continue to acquire more subsidiaries in 2007 to 2009, and these subsidiaries will also purchase their primary aluminum and alumina products from the Company, and therefore, a proposed increase in the annual limit is deemed appropriate due to the anticipated increase of the sale of primary aluminum and alumina products form the Company to Chinalco.

(11)	Engineering design and other services by the Company to Chinalco

The proposed increase for the annual cap is minimal and is made with reference to the increased costs related to the provision of these services.

(12)	Aluminum Ingots and Alumina Supply

The proposed increase is due to the commencement of a long-term alumina supply agreement between Guangxi Baise Yinhai Aluminum Company Limited (Chinese Character) ("Guangxi Baise") in addition to the Aluminum Supply Agreement with Guangxi Nonferrous Metals.

By an agreement dated 5 November 2001, the Company agreed to supply aluminum ingots and alumina to Guangxi Nonferrous Metal (formerly known as Guangxi Aluminum Development and Investment Stock Co., Ltd. (Chinese Character) and as defined as "Guangxi Associate" in the Company's Prospectus and annual and interim reports) Guangxi Nonferrous Metals is held as to 100% by Guangxi Investments, a promoter of the Company and the supply of ingots and alumina to Guangxi Nonferrous Metals is a connected transaction under the Listing Rules.

Based on the current transactions with Guangxi Nonferrous Metals, the Directors estimate that the estimated value of the transactions with Guangxi Nonferrous Metals would amount to approximately RMB150 million per year for each of the three years ending 31 December 2009.

In addition, Guangxi Baise, which is a subsidiary of Guangxi Investments will enter into a long-term alumina supply agreement ("Baise Agreement") with the Company for the supply of alumina to Guangxi Baise. As Guangxi Baise is a 48% subsidiary of Guangxi Investments, it is therefore a connected person of the Company and any transactions with it will constitute connected transactions under the Listing Rules. The proposed principal terms of the Baise Agreement between the Company and Guangxi Baise are as follows:

1.	The term shall be from 1 January 2007 to 31 December 2009;

2.

Guangxi Baise shall purchase from the Company a total of 270,000 primary aluminum, of which 70,000 tonnes shall be delivered by the Company to Guangxi Baise for the year ending 31 December 2007 and 100,000 tonnes shall be delivered for each of the two years ending 31 December 2009;

3.	The price per ton shall be determined based on 17% the average weighted average price for the three preceding months of the primary aluminum price quoted on the Shanghai Futures Exchange.

4.	Payment shall be made in cash.

Based on the terms and conditions of the proposed Baise Agreement, the Directors estimate that the annual value of the transactions with Guangxi Baise would be approximately RMB300 million for each of the three years ending 31 December 2009.

As Guangxi Nonferrous Metals and Guangxi Baise are both subsidiaries of Guangxi Investments and that the nature of their transactions with the Company is similar, the Directors propose to aggregate the two connected transactions and apply for one annual cap of approximately RMB450 million for each of the three years ending 31 December 2009.

(13)	Supply of primary aluminum

Xinan Aluminum is in the process of expanding its production capabilities, the demand to purchase primary aluminum from the Company by Xinan Aluminum after the completion of its expansion is expected to increase significantly. Xinan Aluminum is a steady and stable consumer of the Company's primary aluminum products. The price that the Company supplies primary aluminum to Xinan Aluminum is strictly in accordance with the market prices on the Shanghai Metals Futures Exchange.

2.3	New Continuing Connected Transaction - Contracting Services provided by Shanxi Zhangze

On 15 January 2003, the Company announced that it entered into a joint venture with Shanxi Zhangze Electricity Holdings Company Limited (Chinese Character) ("Shanxi Zhangze") for the establishment of a joint venture company initially to be named as Shanxi Jinze Aluminum and Power Limited, which was subsequently upon establishment named as Shanxi Huaze Aluminum and Power Company Limited (Chinese Character) ("Huaze Aluminum"). Huaze Aluminum is held as to 60% by the Company and as to the remaining 40% by Shanxi Zhangze. Under the Listing Rules, Shanxi Zhangze being a substantial shareholder of Huaze Aluminum, one of the Company's subsidiaries, is therefore a connected person of the Company. Any transactions between Huaze Aluminum and Shanxi Zhangze will constitute connected transactions under the Listing Rules.

Huaze Aluminum proposes to enter into a contracting agreement with Shanxi Zhangze (the "New Connected Transaction Agreement") by contracting the management and operations of the electricity generators numbers 3 and 4 to Shanxi Zhangze. The principal proposed terms of the New Connected Transaction Agreement are as follows:

1.	The term is for 3 years;

2.

All electricity generated by the two electricity generators shall all be supplied to Huaze Aluminum and which will be paid for by Huaze Aluminum at a rate according to the New Connected Transaction Agreement, which is calculated based on the costs for generating each unit of electricity multiplied by the total units of electricity generated;

3.

Shanxi Zhangze shall be responsible for all costs including fuel costs as well as cost of water supply, other raw materials, labour costs and welfare and other fixed costs for providing the electricity supply to Huaze Aluminum; and

4.

Huaze Aluminum shall be responsible for all normal environmental costs for the electricity supply. All extra environmental costs caused by the abnormal operations of the electricity generators shall be borne by Shanxi Zhangze.

The Directors estimate that based on the proposed terms of the New Connected Transaction Agreement, the amount of contracting fees payable by Huaze Aluminum for the electricity supplied by Shanxi Zhangze will be approximately RMB800 million on the basis that the electricity generated by the two electricity generators will be approximately 4,000 million KWH per year.

3.	REASONS AND BENEFITS OF THE PROPOSED CONTINUING CONNECTED TRANSACTIONS

The board of Directors (the "Board") is of the view that the Continuing Connected Transactions are essential for the business of the Company for the following reasons:

(1)

The Company does not have the function of providing social welfare and logistics services such as education, medical and child care services, which are essential to the Company and are normally most efficiently provided by Chinalco;

(2)	Supply of bauxite and limestone by Chinalco can minimize the management and operational costs of the Company;

(3)

Alumina and aluminum ingots sales to the associates of Guangxi Investments are conducted at market price upon normal commercial terms. The long-term supply agreements also ensure the sales of the Company's alumina and primary aluminum at market price.

The Board is of the view that the New Continuing Connected Transaction is beneficial to the business of the Company as contracting the management of the electricity generators to professional contractors who are more skilled and experienced in electricity generator management can guarantee that the electricity generators will be safely operated and maintained, and further, the performance of the electricity generators can be optimized and the costs can be reduced as a result of increased efficiency in management.

The Proposed Continuing Connected Transactions are and will be entered into in the ordinary and usual course of business of the Company upon normal commercial terms and the Board is of the view that it is in the interest of the Shareholders as a whole to enter into the Proposed Continuing Connected Transactions. As the estimated aggregate value of some of the transactions exceed the higher of HK$10 million or 2.5% of the percentage ratios as stated in the Listing Rules, the Proposed Continuing Connected Transactions would require disclosure by way of press notice and despatch of circular to Shareholders and prior approval by the independent Shareholders on each occasion as they are entered into. The Directors believe that the Company would not be able to operate its business effectively if it needs to obtain prior Shareholders' approval and/or make disclosure of the details of such continuing connected transactions, before such transactions can be entered into.

In accordance with the Chapter 14A Listing Rule requirements, the Company will seek the independent Shareholders' approval of the Proposed Continuing Connected Transactions at the Special General Meeting. Upon approval of the Proposed Continuing Connected Transaction Agreements and the transactions contemplated thereunder by the independent Shareholders, the Company will comply with the requirements specified under Rules 14A.35(1), 14A.35(2), 14A.37 to 14A.40 of the Listing Rules in respect of the conduct of such Proposed Continuing Connected Transactions.

4.	INFORMATION RELATING TO THE COMPANY

The Company is the largest producer of alumina and primary aluminum in the PRC. The Company's key facilities include 4 integrated alumina and primary aluminum production plants, 5 alumina refineries, 9 primary aluminum smelter and 1 research institute, which are engaged in the production, sales and research of alumina and primary aluminum. The scope of business of the Company and it subsidiaries include bauxite mining, and alumina refining and primary aluminum smelting. Its principal products include alumina, primary aluminum and carbon.

5.	INFORMATION RELATING TO THE CONNECTED PARTIES

5.1	Chinalco

Chinalco is a controlling shareholder of the Company. Chinalco is a state-owned enterprise incorporated under the laws of the PRC, whose entities and business were contributed to the Company upon the Company's establishment.

5.2	Guangxi Nonferrous Metals

Guangxi Nonferrous Metals is a limited liability company established in the PRC, whose business operations include the manufacturing of nonferrous metal products, alumina, aluminum ingots, and other primary materials for aluminum products.

5.3	Guizhou Development

Guizhou Development is a state-owned enterprise established in the PRC. The business of Guizhou Development is mainly in mining resources, metal materials, investment and development operations etc.

5.4	Xinan Aluminum

Xinan Aluminum is a limited liability company established in the PRC, which has the largest and most technologically advanced integrated large-scale aluminum finishing enterprise, and specializes in the production of various processed aluminum products.

THE SPECIAL GENERAL MEETING

The Board will convene a Special General Meeting of the Company to approve, among other things, (1) the continuation and entering of each of the Proposed Continuing Connected Transactions for the three financial years ending 31 December 2009 ; (2) the entering into of the New Extension Agreements on the same terms and conditions of the relevant Connected Transaction Agreements; (3) the entering into of the New Connected Connected Transaction according to the terms and conditions of the New Continuing Transaction Agreement; and (4) the proposed annual caps for each of the Proposed Continuing Connected Transactions as set out in paragraph 2.1 above. Chinalco, China Cinda Asset Management Corporation, Guizhou Provincial Materials Development and Investment Corporation and Guangxi Development and Investment Co. Ltd., and their respective associates will abstain from voting at the Special General Meeting.

A circular containing, among other things, details of the Proposed Continuing Connected Transactions, the recommendations of the independent board committee and the advice of the independent financial adviser of the independent board committee will be dispatched to the Shareholders.

GENERAL

As at the date of this announcement, the members of the Board comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua, Mr. Zhang Chengzhong (Executive Directors); Mr. Joseph C. Muscari, Mr. Shi Chungui (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Wang Dingzuo and Mr. Kang Yi (Independent Non-executive Directors).

By Order of the Board of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

9 November 2006 * For identification only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary